SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

PEOPLE’S LIBERATION, INC.

(Name of Issuer)

COMMON SHARES, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

711153106

(CUSIP Number)

Matthew D. Eby

TCP WR Acquisition, LLC

15 Riverside Avenue
Westport, CT 06880

Tel: +1 (203) 454-6999

With copies to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

Tel: +1 (212) 370-1300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 711153106
1.	Name of Reporting Person: TCP WR ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 45-4197618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC – Working Capital

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,570,571 (See Item 4)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 20,570,571 (See Item 4)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,570,571 (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.32%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 711153106
1.	Name of Reporting Person: Matthew Eby I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 20,570,571 (1)(See Item 4)

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power 20,570,571 (1)(See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,570,571 (1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.32%

14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Eby, together with Mr. Sweedler, is a managing member of Tengram Capital Associates, LLC, the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Eby disclaims the beneficial ownership of the above securities.

CUSIP No. 711153106
1.	Name of Reporting Person: William Sweedler I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 20,570,571 (2)(See Item 4)

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power 20,570,571 (2) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,570,571 (2)(See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.32%

14.	Type of Reporting Person (See Instructions) IN

(2) Mr. Sweedler, together with Mr. Eby, is a managing member of Tengram Capital Associates, LLC, the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Sweedler disclaims the beneficial ownership of the above securities.

CUSIP No. 711153106	13D

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of People’s Liberation, Inc., a Delaware corporation. (the “Company” or the “Issuer”) The principal executive office of the Company is located 1212 S. Flower Street, 5th Floor, Los Angeles, CA 90015.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2. Identity and Background.

TCP WR Acquisition, LLC (“TCP”) is a Delaware limited liability company. William Sweedler and Matthew Eby are United States citizens and together are the sole members of Tengram Capital Associates, LLC (“TCA”), which has the sole voting control of TCP. (collectively, TCP, Mr. Sweedler and Mr. Eby are the “Reporting Persons”) The address of the principal business and principal office of the Reporting Persons is 15 Riverside Avenue, Westport, CT 06880.

During the last five years, the Reporting Persons have neither been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

TCP WR Acquisition, LLC’s funds.

Item 4. Purpose of Transaction.

On February 3, 2012, the Company and TCP completed the first of two closings wherein TCP acquired $3,000,000 in principal amount of debentures, a warrant to purchase 3,428,571 shares of Common Stock and issued 3,000 shares of Series A preferred stock (“Series A Preferred Stock”). Pursuant to the terms of the Purchase Agreement executed on February 2, 2012, Company has agreed to sell an aggregate minimum of $14,000,000 and up to a maximum of $14,500,000 in principal amount of variable rate senior secured convertible debentures. The debentures are payable on or before January 31, 2015 and may not be prepaid by the Company without the consent of the holder. Upon conversion of the principal amount of a debenture, in whole or in part, into shares of Common Stock or upon the repayment of the principal amount of a debenture, the Company will redeem the associated Series A Preferred Stock. The Purchase Agreement provides TCP with piggyback registration rights with respect to TCP’s shares of Common Stock, requires the Company to seek approval from its stockholders to amend the Company’s certificate of incorporation to increase the authorized number of shares of the Company’s Common Stock to at least 300 million.

In connection with the sale of the debentures, the Company agreed to issue to TCP warrants to purchase a number of shares of Common Stock equal to 20% of the aggregate number of shares of Common Stock issuable upon conversion of the debentures. The warrants are exercisable immediately and have a term of five years. The warrants may be exercised at an initial exercise price per share of $0.175, which is subject to adjustment.

The Company agreed to issue one share of Series A Preferred Stock, par value $0.001 per share, for every $1,000 of principal amount of debentures purchased by TCP. The Series A Preferred Stock entitles holders to 5,714 votes for each Series A Preferred Stock while the debentures remain outstanding. The rights, preferences, privileges and restrictions of the Series A Preferred Stock are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock.

The second closing of the financing is currently anticipated to occur on February 22, 2012. At the second closing, the Company has agreed to sell to TCP a minimum of $11,000,000 and a maximum of $11,500,000 in principal amount of debentures and issue to TCP additional warrants and Series A Preferred Stock.

At the second closing of the financing, the Company, TCP and Colin Dyne, the Company’s Chief Executive Officer and a director, intend to enter into a stockholders agreement wherein it will be agreed that (i) the board of directors (the “Board”) of the Company shall be comprised of six members; (ii) TCP shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Board that have been appointed or nominated by TCP equals three; (iii) TCP and Colin Dyne agree to vote all of their Common Stock and voting Preferred Stock, to cause the election, removal and replacement of directors and members of committees, including by voting all of such stockholder’s shares of Common Stock and voting Preferred Stock together for the election of the Board’s nominees for director; (iv) Colin Dyne will provide TCP with a right of first refusal with respect to any shares of the Company’s voting securities that Mr. Dyne proposes to sell in a negotiated transaction; and (v) in connection with any director nominees to be submitted to holders of Common Stock for election at a stockholders’ meeting, a committee of the Company’s Board comprised solely of directors then serving on the Board who were not nominated or appointed by TCP acting by majority vote, shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Company’s Board that have been nominated by the special committee or who were serving on the board of directors prior to the closing of the financing equals three.

The foregoing descriptions of the Purchase Agreement and the transactions contemplated thereby are subject to the more detailed provisions set forth in the Current Report on Form 8-K filed by the Company on February 8, 2012.

Plans or Proposals of the Reporting Persons

Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

TCP is the beneficial owner of 20,570,571 shares or 36.32% of the issued and outstanding Common Stock of the Company consisting of the following:

(i)	3,428,571 shares of Common Stock underlying the warrant;
(ii)	17,142,000 voting shares of Common Stock underlying the Series A Preferred Stock;
(iii)	17,142,857 shares of Common Stock underlying the debenture. To the extent the principal amount of a debenture is converted, in whole or in part, into shares of Common Stock or upon the repayment of the principal amount of the debenture, the Company will redeem a pro rata amount of Series A Preferred Stock. Therefore, the shares of Common Stock underlying the debenture is not included in the beneficial ownership calculation above.

Mr. Sweedler may be deemed the beneficial owner as co-managing member of TCP of the shares described above.

Mr. Eby may be deemed the beneficial owner as co-managing member of TCP of the shares described above.

Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

Except as described in Item 3 and 4 of this Statement, the Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships with the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock incorporated by referenced to Exhibit 3.1 to the Company' Report on Form 8-K filed on February 8, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 15, 2012

TCP WR ACQUISITION, LLC

By: TENGRAM CAPITAL ASSOCIATES, LLC,

Managing member of TCP WR Acquisition, LLC,

By: /s/ Matthew Eby

Name: Matthew Eby

Title: Member

By: /s/ Matthew Eby, individually

Name: Matthew Eby

By: /s/ William Sweedler, individually

Name: William Sweedler